

Mail Stop 3561

September 11, 2017

Mr. Neil H. Thomson
Chief Financial Officer
Del Frisco's Restaurant Group, Inc.
920 S. Kimball Ave., Suite 100
Southlake, Texas 76092

     Re: **Del Frisco's Restaurant Group, Inc.**
               Form 10-K for the Year Ended December 27, 2016
               Filed February 28, 2017
               File No. 001-35611

Dear Mr. Thomson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 27, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1. We note your presentation of Restaurant-Level EBITDA Margin for each segment as well as on a consolidated basis. Please note that when you disclose this measure for each reportable segment it is not considered a non-GAAP measure under Item 10(e)(5) of Regulation S-K, as it appears to be the primary profitability measure used by your CODM as disclosed in Note 12. However, when disclosed on a consolidated basis, outside of the ASC 280 required disclosure in the notes, the measure is considered non-GAAP. Please revise your disclosures within MD&A to include specific disclosure of how consolidated Restaurant-Level EBITDA Margin is useful to investors. Your disclosure should indicate that the measure is not indicative of overall results for the company, and the fact that restaurant-level profit does not accrue directly to the benefit of

Mr. Neil H. Thomson
Del Frisco's Restaurant Group, Inc.
September 11, 2017
Page 2

shareholders because of corporate-level expenses excluded from the measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K Question 102.03 of the non-GAAP C&DIs. Your disclosure in your earnings releases on Form 8-K should be similarly revised and should reconcile this measure to operating income, as it represents the most comparable GAAP measure.

Note 12. Segment Reporting, page F-16

2. We note that you disclose property, plant and equipment by segment on a gross basis. Please revise your disclosure to include a reconciliation of the total of segment property, plant and equipment to that reported on a consolidated basis as required by ASC 280-10-50-30.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure